Mail Stop 4561

November 24, 2009

Moshe J. Schnapp
Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

> **Re: Forex International Trading Corp.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed November 2, 2009**
> **File No. 333-161795**

Dear Mr. Schnapp:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 8, 2009.

Cover Page

1.   You state that if you raise only $10,000 or $20,000 that you will "utilize the proceeds in our operations" but will not be able to implement your business plan. This statement is inconsistent with the disclosure in the third paragraph of the cover page and on page II-1, indicating that the costs of the offering are expected to be $32,000. Revise to eliminate duplicative and inconsistent information. Similarly, the statement that all proceeds will be retained as "working capital" is inconsistent with the application of initial proceeds of $32,000 for offering expenses and the working capital deficit of approximately $47,000 reflected in the balance sheet of July 31, 2009. Please tell us how you computed the $32,000 in offering expenses, as this amount appears to be inconsistent with the disclosure in footnote 3 of the financial statements stating that you owe $50,000 of legal fees relating to services in connection with the filing of the registration statement. Revise the table of estimated expenses on page II-1 to accurately reflect the total cost of the offering.

2.   The paragraph relating to the possibility that you might amend the prospectus does not convey key information that is required or necessary to introduce potential investors to your company and the offering. Similarly the sentence in the fifth paragraph relating to the offering price does not appear to be necessary or

required on the cover page. Tell us why you believe that this disclosure is consistent with the requirements of Rule 421(d).

Prospectus Summary, page 1

3.   You state that you hope to develop the needed software and then commence marketing "such trading program" over the Internet. The description of your proposed business continues to be unclear whether you intend to sell software in addition to offering an online trading system for foreign exchange trading. Please revise.

4.   Under the sub-heading "Market for Common Shares" you refer to an application that the company intends to file with FINRA which suggests that inclusion on the OTCBB would be dependant upon an application that the company will submit to FINRA. Tell us whether OTCBB inclusion would be conditioned in part on FINRA's receipt of a Form 211 that is prepared and submitted by a registered broker-dealer, and as appropriate revise the related disclosure.

Risk Factors

Our working capital is limited…, page 3

5.   Consistent with a preceding comment, we note that you have a working capital deficit as of the balance sheet date. Please tell us, with a view to disclosure, why your statement that you "have limited working capital on hand" is accurate. It appears that you have no working capital given your working capital deficit. Revise throughout as appropriate.

Capitalization, page 9

6.   We note that you continue to include a capitalization table that assumes that 10,000,000 shares will be sold in the offering. It appears that you should delete the capitalization table from the prospectus pursuant to Rule 170 under the Securities Act of 1933.

Dilution, page 10

7.   We note that the dilution table on page 10 was prepared assuming 20%, 50%, 75% or 100% of the shares are sold and the use of proceeds table on page 11 was prepared assuming 5%, 10%, 50% and 100% of the shares are sold. Please revise the tables to ensure consistency in the assumptions. Consider including levels at 5%, 25%, 50%, and 100% of the shares being sold in each table.

Use of Proceeds, page 11

8.   We note that you continue to state that the net proceeds "estimate is based on an
        initial public offering price of $0.01 per share and is before deduction for any
        commissions or non-accountable expenses we may pay to registered broker-
        dealers, if any." Because you are offering the shares directly to the public
        through your sole officer and director, this statement referencing payments to
        registered broker-dealers appears unnecessary and should be deleted.

Government Regulation, page 16

9.   You state that prior to commencing operations, you will be required to register as
        a Futures Commission Merchant and Forex Dealer Merchant and/or Introducing
        Broker with the Commodity Futures Trading Commission and as a member of the
        National Futures Association. Briefly describe the steps that must be taken and
        the ongoing compliance that would be necessary to receive and maintain any such
        registered status. Also tell us what consideration you have given to including a
        risk factor alerting investors to the risks that are a consequence of the
        governmental approval and oversight to which your planned activities would be
        subject.

Management's Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources, page 17

10.   We note your statement on page 17 where you indicate that the company expects
        to use the proceeds of the loans received from Rasel Ltd. in October 2009 to fund
        your "short-term and long-term capital requirements" for the next 12 months. To
        the extent that these funds will not be sufficient to fund your operations beyond
        the next 12 months, please remove the reference to long-term capital
        requirements.

11.   You state on pages 3 and 17 that you need a minimum of $40,000 to conduct
        operations for one year. You also state on page 3 that you expect administrative
        expenses including legal and accounting expenses to be $40,000 per year. Please
        advise whether you have accounted for your administrative expenses in the
        calculation of the minimum amount of funds you require to operate for one year.

12.   It appears that you have not disclosed the minimum period of time that you will
        be able to conduct planned operations using currently available capital resources.
        Please refer to comment 21 and revise accordingly.

13.   You state that on October 6, 2009 and October 20, 2009, Rasel Ltd., a 50%
        shareholder, loaned $25,000 and $50,000, respectively, to your company. Please
        disclose the material terms of the promissory notes in this section, including the
        interest rate.

Independent Registered Accounting Firm's Report, page F-3

14.   We note the revisions to your financial statements resulting from the Staff's prior
        comment 27. Tell us why you have not identified your financial statements as
        restated, disclosed the impact of the restatement in the related notes and why the
        auditor's opinion does not refer to the restatement. We refer you to SFAS 154
        and AU 508.16 and 561.06.

                            *   *   *   *   *

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499
if you have any questions regarding comments on the financial statements and related
matters. Please address questions regarding all other comments to Jan Woo, Staff
Attorney, at (202) 551-3453. If you require additional assistance, you may contact me at
(202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Legal Branch Chief

cc: Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC